April 21, 2010

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 30, 2010
File No. 333-162177

Dear Mr. Kluck:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated April 12, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.3 to Form S-1 originally filed on March 30, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  We note your response to comment 1 in our letter dated March 11, 2010.  Please revise to discuss whether the company intends to acquire interests in real estate.  We note that parts of your disclosure refer to acquiring investments in real estate.  For example, please see your risk factors “Our Investment in Property May Be More Costly Than Anticipated” on page 6 and “We Are Subject to General Real Estate Risks….,” on page 7.  Please revise throughout to consistently refer to your business plan as the management of real estate properties or advise.

Answer: The Company has revised its disclosure to indicate that its business entails the management of real estate properties.

Prospectus Summary, page 4

2.  Please remove the reference to the $500 million in real estate development that Mr. Matta has been involved in from the summary section. This information is more appropriately discussed in other sections of the prospectus, such as the business section.

Answer: The Company has removed the reference to the $500 million in real estate development that Mr. Matta was involved in.

Risk Factors, page 6

“We Have Limited Operating History….” Page 6

3.  We note your response to comment 8 in our letter dated March 11, 2010.  Please further revise this risk factor to discuss how your limited operating history affects your specific business plan, which is the management of real estate properties.

Answer: The risk factor has been revised to the discuss the relationship of its limited operating history and the management of real estate properties.

Item 7. Selling Security Holders, page 10

4.  We note your response to comment 9 in our letter dated March 11, 2010.  You have not included all shares owned by a spouse or minor child as being beneficially owned by the shareholder in the table itself, and therefore, please revise accordingly. For example, with respect to the row associated with Donna Dreslin, please disclose in the row of the table that is associated with her that she owns 60,003,000 shares and in the accompanying footnote, disclose that she is deemed the beneficial owner of the shares owned by her husband, Mr. Dreslin.  Please make similar revisions to your beneficial ownership table on page 24.  Furthermore, please note that this comment applies to all the selling shareholders listed.

Answer: The selling shareholder table has been revised to reflect beneficial ownership by all shareholders.

Item 11. Information about the Registrant, page 15

Competition, page 17

5.  Please revise this portion to clarify that you do not currently manage any properties and therefore, the potential competition with respect to leasing units and lowering rents is a form of competition that may occur.

Answer: The Company has added disclosure reflecting that no properties are currently managed and that the competition discussed may occue.

Financial Statements and Notes

June 30, 2009

Statement of Operations, page F-2

6.  We have considered your response to comment 16 in our letter dated March 11, 2010 and believe the 3-for-1 stock split should be retroactively reflected in your per share computations for the period from inception through June 20, 2009 in accordance to paragraph 260.10.55-12 of the FASB Accounting Standards Codification.

Answer: The financials have been revise to reflect the 3 for stock split retroactively in the Company’s per share computations.

December 31, 2009

Note 1 – Summary of Significant Accounting Policies, page F-20

7.  Reference is made to your disclosure of recent accounting pronouncements on page F-20.  To the extent you intend to include references to specific literature, please ensure that you have revised the source cited as the Codification where appropriate.

Answer: The disclosure has been revised where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 20

8.  We note your statement that you intend to use third parties for the on-site management of properties.  Please clarify the type of real estate management in which you intend to engage.

Answer: The Company will use independent contractor for these services.

9.  We note your disclosure that you have “identified two distressed, under-managed projects in Southwest Florida.” This is not consistent with your disclosure on page 15 that you have not identified any specific properties to manage. Please revise for consistency throughout.

Answer: The Company has revised the disclosure. The Company previously viewed two properties but did not enter into any agreements.

10. Please explain why you believe that your operating expenses over the next twelve months will be $24,000. To that effect, we note that you also intend to identify at least ten other properties to manage and hire two to three licensed real estate professionals within that same time frame.

Answer: The Company has added a discussioof its operating expenses for the next twelve months.

11. We note your response to comment 12 in our letter dated March 11, 2010. You continue to state, however, that you will be “funded by shareholder loans.” We further note your response to comment 10 in our letter dated December 7, 2009 that you have not entered into any written oral agreements with any shareholders to provide a loan. Please include this disclosure in the prospectus and, in light of this response, please provide a reasonable basis for your statement on page 21 that your marketing campaign will be funded by shareholder loans. Also explain in detail how you will be able to fund your operating expenses until you can secure additional financing.

Answer: The Company has revised this disclosure.

Involvement in Certain Legal Proceedings, page 24

12. Please remove the limiting language “[t]o the best of our knowledge” on page 24 regarding involvement in certain legal proceedings.

Answer: The limiting language has been removed.

Part II. Information Not Required in the Prospectus

Item15.  Recent Sales of Unregistered Securities, page 27

13.  We note that in August 2009, the Company completed a Regulation D. Rule 506 offering.  Please discuss whether, in the offering, there were less than 35 purchasers as defined under Regulation D.

Answer: There were less than 35 purchasers in the offering completed in August 2009.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN